

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Pierre M. Henry
Chief Executive Officer
Trine II Acquisition Corp.
228 Park Avenue S., Ste 63482
New York, NY 10003

> **Re: Trine II Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 6, 2021**
> **File No. 333-253232**

Dear Mr. Henry:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 4 to Form S-1 Filed October 6, 2021

Exhibits

1. We note that you expect to enter into agreements with the co-sponsor investors pursuant to which they will agree to purchase Class B ordinary shares immediately prior to closing of the offering. Please file such agreements as exhibits to the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 if any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services